PROSPECTUS

   [LOGO]

                        6,173,411 Shares of Common Stock

                     COMMUNICATION INTELLIGENCE CORPORATION

    This prospectus (the "Prospectus") relates to the offer and sale (the "Offering") by certain securityholders (the "Selling Securityholders") of Communication Intelligence Corporation, a Delaware corporation (together with its consolidated subsidiaries, the "Company" or "CIC"), of 6,173,411 shares (the "Shares") of the Company's Common Stock, $.01 par value per share (the "Common Stock"). The Company will not receive any proceeds from the sale of the Shares offered hereby. In addition, the Company is bearing all costs relating to the registration of the Shares, except that the Selling Securityholders shall bear all selling commissions or discounts incurred by them in connection with the offer and sale of the Shares and all of their legal fees and expenses. This Registration Statement has been prepared in accordance with certain agreements between the Company and the Selling Securityholders.

    The Common Stock is quoted on The Nasdaq SmallCap Market under the symbol "CICI." On December 31, 1996, the last reported sale price of the Common Stock as reported on The Nasdaq SmallCap Market was $2.75 per share.

    THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 2.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------
 THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN
     OFFER TO BUY, THE SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS
       UNLAWFUL FOR THE SELLING SECURITY-HOLDERS TO MAKE SUCH OFFER OR
                                  SOLICITATION

    The Selling Securityholders and any other person participating in the distribution of the Shares offered hereby will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, including Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of the Shares.

    The Shares offered hereby may be offered and sold from time to time pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") by the Selling Securityholders in one or more transactions on The Nasdaq SmallCap Market, in negotiated transactions, or a combination of such transactions. The Shares may be sold at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Shares directly to purchasers or through underwriters or broker-dealers who may act as agents or principals. Such underwriters and broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of the Shares for whom such underwriters or broker-dealers may act as agent or to whom they sell as principal or both. The compensation received by a particular underwriter or broker-dealer may be in excess of customary compensation.

                The date of this Prospectus is January 3, 1997.

                                  RISK FACTORS

    The Shares offered hereby involve a high degree of risk. Prior to making an investment decision, prospective investors should carefully consider the following risk factors in addition to the other information contained elsewhere or incorporated by reference in this Prospectus relating to the business of the Company and this Offering.

CONTINUING LOSSES; PRIOR BANKRUPTCY

    In each year since its inception the Company has incurred losses. In the three-year period ended December 31, 1995, these losses aggregated approximately $25 million, and the Company's accumulated deficit at that date was approximately $48 million. During the nine months ended September 30, 1996, the Company incurred a loss of approximately $4.4 million. In 1994, the Company filed a voluntary petition for reorganization and protection under the federal bankruptcy code and later that year emerged from bankruptcy proceedings. Revenues from sales or licensing of the Company's products to date have not been significant. The Company is likely to incur additional losses, which could be substantial, unless it is successful in achieving significant commercial acceptance of its products. In view of the emerging nature of the markets for pen-based computing and the uncertainties that exist concerning the ability of the Company to achieve such commercial acceptance, there can be no assurance that the Company will be able to achieve or sustain significant revenues or any level of profitability.

UNCERTAINTY OF MARKET ACCEPTANCE

    The markets for pen-based computing are relatively new. Since its inception, the Company has been primarily engaged in research and development of its core technology for handwriting recognition and related products, with the goal of identifying and satisfying the requirements of this emerging market. The Company's marketing strategy depends significantly on the Company's ability to establish distribution, licensing, product development and other strategic relationships with major computer companies, and on the willingness and ability of these companies to promote the Company's technology and products to address the requirements of this emerging market. In addition, the Company's marketing strategy also includes marketing to corporations for their internal needs. There can be no assurance that the Company's technology and products will ever achieve significant market acceptance. Moreover, even if the Company's core technology and current products are accepted and successfully marketed, new concepts in pen-based or other data input technology may be introduced by competitors, which could have a material adverse impact on the Company's business, results of operations and prospects.

NEED FOR ADDITIONAL FINANCING; ISSUANCE OF PREFERRED STOCK; DILUTION

    The Company's working capital at September 30, 1996 was approximately $3.8 million, after deducting deferred revenues of approximately $2.3 million. Giving effect to the receipt of $9,495,000 in gross cash proceeds from the sale of 450,000 shares of 5% cumulative convertible preferred stock on December 31, 1996, the Company believes it has adequate capital to fund current operations for the short-term. However, the Company may be required to obtain additional funding to meet its obligations and to maintain its listing on the Nasdaq SmallCap Market. There can be no assurance that additional funds will be available when needed, or if available, will be on terms and in the amounts acceptable to the Company. If adequate funds are not obtained by the Company when needed, it may be required to delay, scale back or eliminate some or all of its marketing and development efforts or other operations, which would have a material adverse effect on the Company's business, result of operations or prospects.

    On December 31, 1996, the Company consummated a private placement of 450,000 shares of 5% cumulative convertible preferred stock (the "Convertible Preferred") for $11,250,000. In connection with the transaction, the Company received $9,495,000 in cash and accepted for exchange 390,000 shares of Common Stock (and rights to receive additional shares) for 70,200 shares of Convertible Preferred. Each share of Convertible Preferred is convertible by the holder into shares of Common Stock at any time beginning six months from December 31, 1996 pursuant to a conversion formula based upon a discount from the marketprice of the Common Stock. In addition, any outstanding shares of Convertible Preferred will automatically convert into shares of Common Stock on December 31, 1999, subject to the satisfaction of certain conditions. The issuance by the Company of the Convertible Preferred has, and the issuance of any other securities or interests which are convertible into shares of Common Stock, will have a dilutive effect on the shares of Common Stock being offered hereby. See "Description of Capital Stock -- Preferred Stock."

TECHNOLOGICAL CHANGE AND COMPETITION

    The computer industry is characterized by rapid technological change and frequent introductions of new products and product enhancements. Because the market for pen-based computing is relatively new, the Company believes that pen-based products and underlying technologies will be subject to particularly rapid change as market demands emerge and evolve. There can be no assurance that the Company will be able to develop new products and enhance existing products in a timely manner in response to changing market demands.

    The competition to develop technologies and related products in the markets for pen-based computing is intense. A significant number of companies have publicly announced the development or commercial introduction of pen-based computer products and the Company anticipates that additional companies will enter this market. Many of the Company's competitors and potential competitors have significantly greater financial, technical and marketing resources than the Company. In addition, competitors of the Company include certain of the Company's current and potential strategic partners and customers, who are developing or acquiring alternative products and technologies to those offered by the Company. There can be no assurance that the Company will be able to compete successfully against these competitors. Moreover, there can be no assurance that the companies with whom the Company establishes distribution, license, product development or other strategic relationships will not choose to market technologies and products which they develop internally or acquire from third parties other than the Company.

DEPENDENCE ON KEY PERSONNEL

    The success of the Company is highly dependent on the services of key members of the Company's management. The loss of the services of one or more key personnel, in particular James Dao, founder, Chairman and Chief Executive Officer, could have a material adverse effect on the Company. None of the Company's employees has an employment contract with the Company. The Company's success will also depend on its ability to attract and retain additional highly skilled personnel in all areas of its business. The competition for qualified personnel in the computer industry is intense, and there can be no assurance that the Company will be successful in attracting and retaining such key personnel.

DEPENDENCE ON DISTRIBUTORS AND STRATEGIC RELATIONSHIPS

    The Company's strategy to commercialize its products and achieve market acceptance focuses in large part on the development of distribution, licensing, marketing and other strategic relationships with a limited number of leading computer companies, including computer manufacturers, operating system software vendors and independent software vendors. Through these relationships, the Company seeks to establish its handwriting recognition and related technologies as industry standards and achieve market acceptance of the Company's products and technologies. The Company's strategic partners generally have made no contractual commitments to continue to utilize or sell the Company's technologies or products. Moreover, certain of the companies with which the Company has established or may seek to establish a strategic relationship are concurrently engaged in the development or marketing of competing technologies and products that they have developed internally or acquired from third parties. In the event one or more of the Company's strategic partners should terminate their relationship with the Company, or the Company is unable to establish strategic relationships with additional companies that offer marketing opportunities for the Company, there is a significant risk that the Company's business and operating results will be materially adversely affected.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

    The Company relies on a combination of patent, copyright and trademark laws, trade secrets and contractual provisions to protect its proprietary rights in software products. There can be no assurance that these protections will be adequate or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. In addition, the laws of certain countries in which the Company's products are licensed do not protect the Company's products and intellectual property rights to the same extent as the laws of the United States. The Company's licensees and distributors have had access to proprietary information of the Company, and there can be no assurance that the measures taken by the Company to protect its technology and other proprietary information will adequately protect against the improper use of such information. Because of the rapid evolution of technology and uncertainties in intellectual property law in the United States and internationally, there can be no assurance that the Company's current or future products will not be subject to third-party claims of infringement. Any litigation to determine the validity of any third-party claims could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation is resolved in favor of the Company. In the event of an adverse result in any such litigation, the Company could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology which is the subject to the litigation. There can be no assurance that the Company would be successful in such development or that any such licenses would be available on commercially reasonable terms, if at all.

JOINT VENTURE IN PEOPLE'S REPUBLIC OF CHINA

    The Company owns 79% of a joint venture (the "Venture") with The Ministry of Electronics of the Jiangsu Province, a provincial agency of the People's Republic of China (the "Agency"). Under the provisions of the Venture agreement, the Company may be required to contribute up to $5.4 million in cash to the Venture, and is required to provide it with nonexclusive licenses to technology and certain distribution rights. The Agency is required to contribute certain land use rights and provide other services to the Venture. As of September 30, 1996, the Company had contributed $900,000 in cash and had provided nonexclusive licenses to technology and certain distribution rights, while the Agency had contributed certain land use rights. Certain rights and obligations with respect to land use rights are yet to be finalized. There can be no assurance that the Company will be able to fund the balance of its required cash contribution to the Venture, that the Venture will be successful in developing or selling integrated computer systems to the Chinese market or that the Company will ever be able to recover its financial commitment in the Venture. The Venture is subject to annual licensing requirements from the Chinese government, and there is no assurance its license will be renewed. Moreover, because of the legal and political systems in China, there can be no assurance that the obligations to the Company of the Chinese parties to the Venture can be enforced. Finally, the Company's investment in the Venture is subject to risks of doing business abroad, including fluctuations in the value of currencies, export duties, import controls and trade barriers (including quotas), restrictions in the transfer of funds, longer payment cycles, greater difficulty in accounts receivable collection, burdens of complying with foreign law and, particularly in the case of China, political and economic instability. See "-- Foreign Exchange."

DEPENDENCE ON SUPPLIERS

    Currently, the Company has one supplier for each of the two customized digitizer tablets and electronic pens used in its Handwriter line of products. The Company is currently evaluating additional suppliers, but has not yet entered into any definitive supply arrangements with any other manufacturers. Although the Company believes that the customization and manufacture of the digitizer tablets and pen by other manufacturers is possible (and one of the current suppliers can supply both types of customized digitizers and pens) in the event the current suppliers were unable or unwilling to supply adequate quantities of the Company's products, such loss would likely have an adverse impact on the Company's business and results of operations, at least in the short term. See "The Company".

LOSS OF SIGNIFICANT CUSTOMER

    During 1995, one customer, the United States Department of Commerce, through an Advanced Technology Program Co-operative Agreement accounted for approximately 25% of the Company's revenues. This program terminated in 1995 and, accordingly, the Company will not generate any revenue from this source during 1996. There can be no assurance that the Company will be able to generate sufficient revenue from other sources to compensate for the termination of this program.

FOREIGN EXCHANGE

    The Company anticipates that a significant portion of its product sales in the future could occur in Asia and other foreign markets, and that the Company's operating results and cash flow will therefore be subject to foreign currency risks.

CONTROL BY EXISTING STOCKHOLDERS

    At September 30, 1996, the Company's executive officers and directors beneficially owned approximately 36% of the Company's outstanding Common Stock, after giving effect to the exercise of outstanding options, warrants and convertible securities held by such individuals. As a result, in addition to their influence as members of the Company's management, if such individuals were to act collectively as stockholders, they would have the ability to substantially influence the election of directors and other actions by stockholders with respect to the business and affairs of the Company.

STOCK PRICE VOLATILITY

    The stock prices of high technology companies have in recent years experienced particularly high volatility, including at times wide price fluctuations that are unrelated to the operating performance of these specific companies. The trading price of the Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcements of technological innovations or new products by the Company or its competitors, announcements of new strategic relationships by the Company or its competitors, general conditions in the computer industries, or market volatility unrelated to the Company's business and operating results. The Company's Common Stock to date has had a volatile trading history.

FUTURE SALES OF COMMON STOCK; REGISTRATION RIGHTS FOR CONVERTIBLE PREFERRED

    As of December 31, 1996, the Company had approximately 42.3 million shares outstanding, of which approximately 29.3 million are freely transferable (subject in certain cases to volume and other limitations under Rule 144 under the Securities Act). The remaining 13.0 million shares (including the Shares offered hereby) are "restricted securities" within the meaning of that Rule. The Shares offered hereby, unless sold to persons who are deemed "affiliates" of the Company (as such term is defined under the Securities Act), will be freely transferable pursuant to the Registration Statement of which this Prospectus is a part without restriction or further registration under the Securities Act. In addition, the Company's principal stockholder has the right to require the Company to register under the Securities Act approximately 7.0 million shares of Common Stock. The sale, or the availability for sale, of substantial amounts of Common Stock in the public market at any time subsequent to this Offering could adversely affect the prevailing market price of the Common Stock.

    On December 31, 1996, the Company consummated a private placement of 450,000 shares of Convertible Preferred. The Company's certificate of designations sets forth optional and mandatory conversion provisions which govern the conversion of the Convertible Preferred into shares of Common

Stock. In addition, the Company has entered into a registration rights agreement with the holders of the Convertible Preferred which provides that the Company will file a registration statement with the Securities and Exchange Commission relating to the shares of Common Stock issuable upon conversion of the Convertible Preferred no later than March 31, 1997 and will use its best efforts to cause such registration statement to become effective. The registration and sale of shares of Common Stock issuable upon conversion of the Convertible Preferred could adversely affect the market price of the Common Stock offered hereby. See "Description of Capital Stock -- Preferred Stock."

STATE REGISTRATION REQUIRED FOR SALES OF SHARES

    An investor may only purchase the Shares being offered hereby if such Shares are qualified for sale or are exempt from registration under the applicable state securities laws of the state in which such prospective purchaser resides. The Company is contractually obligated to use its best efforts to register the Shares under applicable state securities laws upon the request of the Selling Shareholders. As of the date of this Prospectus, no such request has been made.

NO ANTICIPATED DIVIDENDS

    The Company does not anticipate paying cash dividends in the foreseeable future. At December 31, 1996, the Company had 450,000 shares of Convertible Preferred issued and outstanding. The Convertible Preferred entitles the holders thereof to receive cumulative dividends at the rate of $1.25 per share per annum, compounded semi-annually, when payable, whether or not declared. Such dividends may be paid at the Company's option in cash or additional shares of Convertible Preferred. The Company is required to pay any accrued and unpaid dividends on the outstanding shares of Convertible Preferred before declaring or paying any dividends on any other class or series of stock, including the Common Stock. See "Description of Capital Stock -- Preferred Stock." The declaration and payment of any cash dividends in the future will be determined by the Company's Board of Directors in light of conditions then existing, including the Company's earnings, if any, financial condition, cash requirements or any contractual restrictions or prohibitions applicable to the Company with respect to the payment of dividends, including those in the Company's certificate of designations.

POSSIBLE DELISTING OF SECURITIES FROM NASDAQ

    The Common Stock is listed on The Nasdaq SmallCap Market. There are a number of continuing requirements that must be met in order for the Common Stock (including the Shares offered hereby) to remain eligible for quotation on The Nasdaq SmallCap Market. As of the date of this Prospectus, the Company meets all of these continuing requirements. However, if the Company continues to incur substantial losses from operations, it may fail to meet certain maintenance criteria and the Common Stock may be delisted from The Nasdaq SmallCap Market. In such event, trading, if any, in the Common Stock may then continue to be conducted in the over-the-counter market. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the market value of, the Common Stock. In addition, broker-dealers would be subject to a rule of the Commission that, if the Company fails to meet certain criteria set forth in that rule, imposes various sales practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to the sale. If the Common Stock becomes subject to this rule, the market price and liquidity thereof would be adversely affected.

                                  THE COMPANY

    CIC develops and markets natural input, computer interface, handwriting recognition, and data security technologies and products to satisfy emerging markets. These emerging markets include all areas of personal computing as well as electronic commerce and communications.

    CIC's strategic vision is to accelerate the worldwide adoption of pen computing applications through the establishment of a global, strategic business alliance network. To achieve this objective, CIC is seeking to form a series of strategic business alliances on a worldwide basis with other corporations or business entities. The Company believes that if achieved, this vision will bring the benefits of pen computing to computer users worldwide, while creating profitable opportunities both for itself and its strategic business partners. There can be no assurance that the Company will be able to establish strategic business alliances or, if established, such alliances will be profitable for the Company.

    The Company is pursuing a three-pronged revenue generation strategy for its products and services. The Company (i) licenses its products to Original Equipment Manufacturers (OEMs) and Independent Software Vendors (ISVs) who reproduce and market them in conjunction with their own products, (ii) sells its end-user products, such as the MacHandwriter and Handwriter for Windows, through independent sales representatives, distributors, strategic relationships, and corporate sales, and (iii) provides system integration services and markets CIC's pen-based business computer systems to Chinese business and government users through its 79%-owned joint venture in the People's Republic of China.

    The digitizer tablets and electronic pens used in the Company's Handwriter for Windows-Registered Trademark- and MacHandwriter-Registered Trademark-products are manufactured according to the Company's specification by CalComp, Inc. (CalComp). The Company's MANTA-TM- Digitizer and electronic pen are produced by another manufacturer. Other subcontractors manufacture templates, duplicate software, print documentation and prepare packaging for the products. The digitizer, pens and other components are packaged by a turnkey software service and shipped to customers upon the Company's instructions. If CalComp does not or is unable to meet product volume requirements, it is obligated to assist the Company in obtaining an adequate supply of digitizers and pens. Although the Company believes that the digitizer tablets could be manufactured by another supplier, in the event that either of the Company's current suppliers were unable or unwilling to supply adequate quantities for the Company's products, such a lack of supply would likely adversely impact the Company's business and results of operations, at least in the short term.

    In November 1995 and June 1996, the Company completed private placements (the "Placements") of 5.5 million shares of Common Stock at a price of $2.00 per share and 600,000 shares at a price of $4.50 per share, respectively. Pursuant to agreements entered into with investors in the Placements, the Company has registered the Shares under the Securities Act in a registration statement of which this Prospectus forms a part.

    On December 31, 1996, the Company consummated a private placement of 450,000 shares of Convertible Preferred with a $25 per share purchase price for $11,250,000. In connection therewith, the Company received gross cash proceeds of $9,495,000 and accepted for exchange 390,000 shares of Common Stock (and rights to receive additional shares) for 70,200 shares of Convertible Preferred. The holders of the Convertible Preferred have certain voting, dividend, conversion and liquidation rights. See "Description of Capital Stock -- Preferred Stock."

                                USE OF PROCEEDS

    The Selling Securityholders will receive all of the net proceeds from the sale of the Shares offered hereby. The Company will not receive any proceeds from the sale of such Shares.

                            SELLING SECURITYHOLDERS

    The following Selling Securityholders are the holders of the number of Shares set forth opposite their respective names. The information contained in this table is presented as of the date of this Prospectus and is provided to the best knowledge of the Company. Except as described below in the footnotes, no Selling Securityholder has held any position or office or had any other material relationships with the Company within the past three years. The Shares offered pursuant to this Prospectus may be offered from time to time by the Selling Securityholders named below or their nominees. The Selling Securityholders are under no obligation to sell all or any portion of such Shares pursuant to this Prospectus. Because the Selling Securityholders may sell all or a portion of their Shares pursuant to this Prospectus, no estimate can be provided as to the amount of Shares that will be held by each Selling Securityholder following the termination of the Offering.

                                                                             SHARES OWNED PRIOR TO  SHARES OFFERED
                                   NAME                                            OFFERING              (1)
---------------------------------------------------------------------------  ---------------------  --------------
St. Claire Option Trading, Ltd.............................................             125,000           125,000
CIC Standby Ventures, L.P.(2)..............................................          10,612,857           500,000
Everest Capital Fund, L.P..................................................             454,100           454,100
Everest Capital International, Ltd.........................................             545,900           545,900
Continental Casualty Company...............................................             750,000           750,000
Bay Harbour Partners, Ltd..................................................             100,000           100,000
Trophy Hunters, Ltd........................................................              75,000            75,000
JMG Capital Partners, L.P..................................................              75,000            75,000
Libra Investments, Inc. (3)................................................             244,000           244,000
Baxter Living Trust dated 8/21/92(4).......................................              69,329            69,329
Mary Ross Gilbert..........................................................              40,000            40,000
Kevin Gorman...............................................................              25,000            25,000
Thomas Koch................................................................              25,000            25,000
Robert G. Morrish..........................................................              25,000            25,000
Ravich Revocable Trust of 1989(3)(4).......................................             181,695           181,695
Stephen Smith..............................................................              25,000            25,000
Charles and Adele Thurnher Living Trust Dated 12/7/89......................              25,000            25,000
Upchurch Living Trust......................................................              75,000            75,000
Robert Winans..............................................................              50,000            50,000
Mark Zucker................................................................             175,000           175,000
BKP Partners, L.P..........................................................           1,500,000         1,500,000
George L. Argyros..........................................................             100,000           100,000
Bradford M. Freeman........................................................             125,000           125,000
Romulus Holdings, Corp.....................................................             250,000           250,000
Establissment Comfort......................................................             250,000           250,000
Bay Harbour 90-1 Limited(4)................................................             115,974           115,974
Bruce A. Brown(4)..........................................................               3,866             3,866
Bruce A. and Judith A. Brown, as Joint Tenant WROS(4)......................              27,061            27,061
Judith A. Brown(4).........................................................               3,866             3,866
The Copernicus Fund, L.P.(4)...............................................              70,938            70,938

DOJ Overseas Corporation(4)................................................             141,682           141,682

------------------------

(1) All of the Shares offered hereby were acquired by the Selling
    Securityholders in connection with the Placements. The gross proceeds of the Placements were $13.7 million. See "The Company."

(2) Amount shown includes approximately 3.6 million shares issuable upon exercise of warrants. Philip S. Sassower, a director of the Company, is the general partner of CIC Standby Ventures, L.P.

(3) Amount shown for Libra Investments, Inc. ("Libra") includes 237,500 shares issuable upon exercise of warrants. Libra acted as the placement agent in each of the Placements. In connection with the Placements, the Company issued to Libra warrants to purchase up to an aggregate of 237,500 shares of Common Stock and paid to Libra aggregate commissions in the amount of $610,000. In addition, in connection with the Placement in June 1996, the Company issued to Ravich Revocable Trust of 1989 (the "Trust"), as designee of Libra, warrants to purchase 30,000 shares of Common Stock. Jess M. Ravich, who controls the Trust, is an affiliate of Libra. Amount shown for the Trust includes shares issuable upon exercise of those warrants. See "Plan of Distribution."

(4) Includes a portion of an additional 195,911 shares of Common Stock which were issued to the Selling Securityholders pursuant to subscription agreements between the Comopany and such persons which provided for the issuance of additional shares if the average sales price of the Common Stock in the 20 business day period ending two days before the date on which the Company's Registration Statement, of which this Prospectus is a part, was declared effective by the Securities and Exchange Commission (December 24, 1996) was less than $4.50 per share.

                              PLAN OF DISTRIBUTION

    The Shares offered hereby are being offered on behalf of the Selling Securityholders. The Company will not receive any proceeds from this Offering.

    The Selling Stockholders have advised the Company that the sale or distribution of the Shares may be effected directly to purchasers by the Selling Stockholders as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on any stock exchange, in the Nasdaq SmallCap Market, or in the over-the-counter market, (ii) in transactions otherwise than on any stock exchange or in the over-the-counter market, or (iii) through the writing of options (whether such options are listed on an options exchange or otherwise) on, or settlement of short sales of, the Common Stock. The Shares may be sold at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Shares directly to purchasers or through underwriters or broker-dealers who may act as agents or principals. Such underwriters and broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of the Shares for whom such underwriters or broker-dealers may act as agent or to whom they sell as principal or both. The compensation received by a particular underwriter or broker-dealer may be, but are not presently expected to be, in excess of customary compensation. Those persons who act as broker-dealers or underwriters in connection with the sale of the Shares will be selected by the Selling Securityholders and may have other business relationships with, and perform services for, the Company in the ordinary course of business. A Selling Securityholder or any underwriter or broker-dealer who acts in connection with the sale of the Shares hereunder, may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act. Any commissions received by such underwriter or broker-dealer and any profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

    Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may not simultaneously engage in market making activities with respect to such Shares for a period of nine business days prior to the commencement of such distribution, except under certain limited circumstances. In addition to, and without limiting the foregoing, the Selling Securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and rules and regulations thereunder, including without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Securityholders and any other such stockholders.

    The Company has agreed to pay for all of the expenses incident to the registration, offering and sale of the Shares to the public other than selling commissions or discounts of underwriters, broker-dealers or agents and legal fees and expenses incurred by the Selling Securityholders. The Company has also agreed to indemnify the Selling Securityholders and their controlling persons against certain liabilities, including liabilities under the Securities Act. The Company estimates that the expenses of the Offering to be borne by it will be approximately $80,000.

    Libra Investments, Inc. acted as placement agent in connection with each of the Placements and the private placement of the Convertible Preferred. All of the Shares offered hereby were acquired by the Selling Securityholders in connection with the Placements. Pursuant to the Placements, the Company issued to Libra warrants to purchase up to an aggregate of 237,500 shares of Common Stock and paid to Libra aggregate commissions in the amount of $610,000. In addition, in connection with the Placement in June 1996, the Company issued to a designee of Libra warrants to purchase 30,000 shares of Common Stock. The Company also paid Libra an aggregate of $675,000 in commissions and issued five-year warrants to Libra to purchase 337,500 shares of Common Stock, with an exercise price of $2.50 per share, in connection with the Company's December 1996 private placement of 450,000 shares of Convertible Preferred. See "The Company" and "Selling Securityholders."

    An investor may only purchase the Shares being offered hereby if such Shares are qualified for sale or are exempt from registration under the applicable state securities laws of the state in which such prospective purchaser resides. In addition, under these laws, Shares may generally be sold only through registered or licensed brokers or dealers in those states.

    The Company has also advised the Selling Stockholders that if a particular offer of Shares is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then to the extent required, a Prospectus Supplement must be distributed setting forth such terms and related information as required.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

    The Company is authorized to issue 80 million shares of Common Stock, $.01 par value per share and 10 million shares of Preferred Stock. As of December 31, 1996, approximately 42.3 million shares of Common Stock were issued and outstanding and approximately 9.9 million shares of Common Stock were reserved for issuance upon conversion or exercise of outstanding options and warrants. As of December 31, 1996, there were approximately 650 shareholders of record. A high percentage of the Company's Common Stock is registered in the names of brokerage firms and depositary trusts.

    All issued and outstanding shares of Common Stock of the Company are validly issued, fully paid and non-assessable.

    Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of Common Stock do not have any cumulative voting rights and holders of more than 50% of the shares of Common Stock are required to elect all of the Company's directors eligible for election in a given year. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors from time to time out of funds legally available for such purpose. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of Common Stock are entitled to receive pro rata all assets available for distribution to its stockholders after payment or provision for payment of debts and other liabilities of the Company and payments, if any, due to the holders of the outstanding Convertible Preferred. As of the date hereof, other than pursuant to outstanding options, warrants and shares of Convertible Preferred, there are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to the shares of Common Stock.

PREFERRED STOCK

    GENERAL. The Company's authorized capital stock includes 10 million shares of Preferred Stock. The Preferred Stock may be issued in series, and shares of each series will have such rights and preferences as are fixed by the Board of Directors in resolutions authorizing the issuance of that particular series. In designating any series of Preferred Stock, the Board of Directors may, without further action by the holders of Common Stock, fix the number of shares constituting that series and fix the dividend rights, dividend rate, conversion rights, voting rights (which may be greater or lesser than the voting rights of the Common Stock), rights and terms of redemption (including any sinking fund provisions), and the liquidation preferences of such series of Preferred Stock. Holders of any series of Preferred Stock, when and if issued, may have priority claims to dividends and to any distributions upon liquidation of the Company, and other preferences over the holders of the Common Stock.

    OUTSTANDING CONVERTIBLE PREFERRED. At December 31, 1996, there were 450,000 shares of 5% Cumulative Convertible Preferred Stock issued and outstanding, held by seven holders.

    OPTIONAL AND MANDATORY CONVERSION. The shares of Convertible Preferred are convertible by the holder into shares of Common Stock at any time beginning six months from December 31, 1996 pursuant to a conversion formula determined by dividing (i) the sum of $25 multiplied by the number of shares being converted, plus accrued and unpaid dividends thereon, by (ii) a conversion price which ranges from approximately 85% to 72% of the marketprice of the Common Stock. In addition, all outstanding shares of Convertible Preferred will be converted into shares of Common Stock at December 31, 1999, subject to the satisfaction of certain conditions and events.

    VOTING. Holders of the Convertible Preferred have the right to vote with the holders of the Common Stock, combined as one class, for the election of directors and such other matters to be voted on at a meeting of the stockholders. Each share of Convertible Preferred has one vote on such matters. In addition, the affirmative vote of 75% of the outstanding shares of Convertible Preferred is required for the consummation of certain business combinations and other extraordinary transactions, amendments or waivers to the Company's certificate of designations or amendments to the Company's organizational documents which may change the rights of the holders of the Convertible Preferred.

    DIVIDENDS. Each outstanding share of Convertible Preferred is entitled to receive, out of assets legally available therefor, cumulative dividends at the rate of $1.25 per share per annum, compounded semi-annually, when payable (whether or not declared). The dividends may be paid at the Company's option in cash or additional shares of Convertible Preferred. The Company is required to pay any accrued and unpaid dividends on the outstanding shares of Convertible Preferred before declaring or paying any dividends on any other class or series of stock.

    LIQUIDATION. In the event of the Company's liquidation, dissolution or winding up, the holders of the Convertible Preferred will be entitled to receive, prior and in preference to any distribution of Company assets to the holders of any other class or series of shares, $25 per share plus accrued and unpaid dividends.

    REGISTRATION RIGHTS. The Company has entered into a registration rights agreement with the holders of the Convertible Preferred which provides that the Company will file a registration statement with the Commission relating to the shares of Common Stock issuable upon conversion of the Convertible Preferred no later than March 31, 1997 and will use its best efforts to cause such registration statement to become effective under the Securities Act.

LISTING

    The Company's Common Stock was listed on The Nasdaq SmallCap Market on September 19, 1991 and thereafter on the Nasdaq National Market until de-listed therefrom in mid 1994. The Company re-listed its Common Stock on The Nasdaq SmallCap Market on July 1, 1996, under the symbol "CICI." Prior to such re-listing, the bid and asked quotations for Common Stock were reported on the OTC Bulletin Board under the trading symbol "CICI."

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    The Company's Certificate of Incorporation includes provisions to eliminate the personal liability of the Company's directors to the fullest extent permitted by Delaware law. Under current law, such exculpation generally extends to breaches of fiduciary duty, except for (i) breaches of such person's duty of loyalty, (ii) acts or ommissions not in good faith or which involve intentional misconduct and (iii) those instances where such person received an improper personal benefit.

    The Company's By-Laws provide that the Company shall indemnify any person who is or was a director or officer of the Company and is or is threatened to be made a party to any action or proceeding to the fullest extent permitted by Delaware law.

    It is the position of the Commission that insofar as indemnification for liabilities arising under the Securities Act may be invoked by any director or officer as a means of indemnifying them against such liabilities, in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following information, filed by the Company with the Commission pursuant to the Exchange Act, is incorporated by reference in this Prospectus:

    1. The Company's annual report on Form 10-K for the year ended December 31, 1995 (the "1995 Form 10-K"), filed with the Commission on March 29, 1996.

    2. Amendment No. 1 to the Company's 1995 Form 10-K, filed with the Commission on November 15, 1996.

    3. The Company's reports on Form 10-Q for each of the quarters ended March 31, June 30, and September 30, 1996, respectively.

    4.  The Company's report on Form 8-K dated June 27, 1996.

    5. The Company's report on Form 8-K dated August 8, 1996, as amended by Form 8-K/A dated August 14, 1996.

    In addition, all documents filed by the Company pursuant to Section 13, 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents). Requests for such copies should be directed to Communication Intelligence Corporation, 275 Shoreline Drive, Suite 520, Redwood Shores, CA 94065, Attention: Secretary.

                                 LEGAL MATTERS

    The validity of the Shares being offered hereby will be passed upon for the Company by Baer Marks & Upham LLP, New York, New York.

                                    EXPERTS

    The consolidated financial statements as of December 31, 1995 and for the year ended December 31, 1995 incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A of Communication Intelligence Corporation for the year ended December 31, 1995 have been so incorporated in reliance upon the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of Communication Intelligence Corporation for the years ended December 31, 1994 and 1993, appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act, with respect to the Shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits and schedules thereto as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

    The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files certain periodic reports, proxy statements and other information with the Commission. Reports and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at its principal offices located at Judiciary Plaza, 450 Fifth Street, Room 1024, Washington, D.C. 20549, and at the following regional offices of the Commission; offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60601. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, material filed by the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20002.

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NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES SPECIFICALLY OFFERED HEREBY OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF, OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Risk Factors...................................           2
The Company....................................           7
Use of Proceeds................................           8
Selling Securityholders........................           8
Plan of Distribution...........................          10
Description of Capital Stock...................          12
Incorporation of Certain Documents by
 Reference.....................................          14
Legal Matters..................................          14
Experts........................................          14
Available Information..........................          15

                                6,173,411 SHARES
                                  COMMON STOCK

                                 COMMUNICATION
                                  INTELLIGENCE
                                  CORPORATION

                                 --------------
                                   PROSPECTUS
                                 --------------

                                     [LOGO]

                                JANUARY 3, 1997

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